Exhibit 99.1

New Gold Inc.

Notice of Annual General and Special Meeting of Shareholders

The Board of Directors (“Board”) of New Gold Inc. (“New Gold” or the “Company”) invites you to attend the Annual General and Special Meeting of shareholders (“Meeting”) of New Gold to be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, May 2, 2012 at 4:00 pm (Eastern Daylight Time), for the following purposes:

(a)	to receive and consider the audited consolidated financial statements of New Gold for the financial year ended December 31, 2011 and the report of the auditor;

(b)	to set the size of the board of directors of New Gold to seven directors;

(c)	to elect the directors of New Gold for the ensuing year;

(d)	to appoint Deloitte & Touche LLP as auditor of New Gold for the ensuing year and to authorize the directors to fix their remuneration;

(e)
to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to ratify and confirm the adoption of the Company's shareholder rights plan, as more particularly described in the accompanying management information circular; and

(f)	to transact such other business as may properly come before the Meeting or any adjournment.

This notice is accompanied by a management information circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders.

If previously requested, a copy of the audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) of New Gold for the financial year ended December 31, 2011 will also accompany this notice.  Registered Shareholders can request to receive copies of New Gold’s annual and/or interim financial statements and MD&A by marking the appropriate box on the form of proxy.  Beneficial shareholders can request to receive copies by making their selection on the supplemental mail return card enclosed with their proxy package.  Copies of New Gold’s annual and/or interim financial statements and MD&A are also available on request to New Gold or they can be found on SEDAR at www.sedar.com, on the United States Securities and Exchange Commission website at www.sec.gov, or on New Gold’s website at www.newgold.com.

The record date for the Meeting is March 28, 2012.  The record date is the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment.

We value the opinions of our shareholders and appreciate the time you spend considering and voting on the business of the Meeting.  It is important that you exercise your vote, either in person at the Meeting, by telephone, on the internet or by completing and returning the enclosed form of proxy or voting instruction form.  Any proxies to be used or acted on at the Meeting must be deposited with New Gold’s transfer agent by 4:00 pm (Eastern Daylight Time) on April 30, 2012, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

DATED at Vancouver, British Columbia this 29th day of March, 2012.

By Order of the Board of Directors

"Robert Gallagher"

Robert Gallagher
President and Chief Executive Officer